DC
No Act
P.E. 1-5-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044045

February 5, 2007

Paul A. Castanon
Associate General Counsel
Corporate and Securities
Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2007

Re: Entergy Corporation
Incoming letter dated January 5, 2007

Dear Mr. Castanon:

This is in response to your letter dated January 5, 2007 concerning the shareholder proposal submitted to Entergy by Robert D. Morse. We also have received a letter from the proponent dated January 15, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

1214615

Entergy

Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 2095
pcastan@entergy.com

Paul A. Castanon
Associate General Counsel
Corporate and Securities

1934 Act/Rule 14a-8

January 5, 2007

Via Electronic Mail and Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Entergy Corporation – Stockholder Proposal submitted by Robert D. Morse

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2007 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by Robert D. Morse (the "Proponent") and received by Entergy on November 6, 2006. Entergy requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its Annual Meeting proxy materials pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(3).

The Proposal urges that "the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks." A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Entergy intends to file its definitive proxy materials for the Annual Meeting on or about March 26, 2007. In accordance with Rule 14a-8(j), six copies of this letter and its exhibit are enclosed, and one copy of this letter and its exhibit has been sent to the Proponent.

Discussion

I. Rule 14a-8(i)(1)

Rule 14a-8(i)(1) states that a shareholder proposal may be omitted if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." That is, a proposal may be excluded if it seeks to require action on matters that fall within the powers of the board of directors under state law.

The Company is a Delaware corporation. The Delaware General Corporation Law ("DGCL") provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 *Del. C.* § 141(a). Such business and affairs include decisions regarding employee compensation. No provision of the DGCL or the Company's Restated Certificate of Incorporation reserves to the Company's shareholders any powers relating to the subject matter of the Proposal.

The note to Rule 14a-8(i)(1) clarifies that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." Accordingly, the Staff has repeatedly interpreted Rule 14a-8(i)(1) to allow the omission of shareholder proposals that would be binding on the company, as opposed to recommendations or requests. For example, in *General Electric Company* (January 24, 2003), a shareholder proposal sought to require that all executive stock options and bonus programs be permanently discontinued and certain "monetary gains" be returned. The Staff concurred that this proposal could be excluded under Rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law unless it was amended by the proponent to make it precatory. *See also Phillips Petroleum Company* (March 13, 2002) (binding proposal regarding executive compensation excludable unless recast as a recommendation or request); *PPL Corporation* (February 19, 2002) (binding proposal relating to the amount of the retainer paid to non-employee directors excludable unless recast as a recommendation); and *PSB Holdings, Inc.* (January 23, 2002) (binding proposal limiting compensation of non-employee directors excludable unless recast as a recommendation).

Similarly, in the instant case, the Proposal seeks to limit the "remuneration" of certain members of management to $500,000 per year, "plus any nominal perks." The Proposal is not precatory and would leave no discretion to the Board with respect to the compensation of "the top five persons named in Management." Therefore, the Company believes the Proposal impermissibly restricts the powers of the Board in violation of the Company's charter and the DGCL, and may therefore be excluded pursuant to Rule 14a-8(i)(1). To the extent required by Rule 14a-8(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel to such effect.

II. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Entergy believes that the Proposal and the supporting statement violate Rule 14a-9.

a. *The Proposal is so vague and indefinite that it is misleading.*

The Staff has consistently taken the position that proposals that are vague and indefinite may be excluded under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders voting on the proposal nor the board of directors seeking to implement the proposal would be able to determine with any reasonable amount of certainty what action or other measures would need to be taken if the proposal were implemented. *See* Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"); *Eastman Kodak Company* (March 3, 2003), *infra*; *General Electric Company* (February 5, 2003) (proposal regarding shareholder approval of board and senior executive compensation that failed to define critical terms including "compensation" and "average wage" could be excluded as vague and indefinite in violation of Rule 14a-8(i)(3)); and *General Electric Company* (January 23, 2003) (proposal seeking a cap on salaries and benefits of $1,000,000 for officers and directors that failed to define the term "benefits" or provide other guidance on its implementation could be excluded as vague and indefinite in violation of Rule 14a-8(i)(3)).

In the instant case, the Proposal is vague and indefinite because it does not define critical terms or otherwise provide guidance on how it should be implemented. The Proposal seeks that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks." The Proponent, however, does not clarify or define "remuneration" or "nominal perks." What elements of compensation constitute "remuneration"? Does "remuneration" include long-term compensation? If so, would it be included in the year when granted, when the award is earned, or when it is paid? How would deferred compensation be treated? With respect to "nominal perks," what types of perquisites would be permissible? At what levels would such perquisites be considered "nominal"? Moreover, what is meant by "the top five persons in Management"? Is it the named executive officers, the five persons with the highest levels of responsibility, or the five persons with the highest salary or "remuneration"? Without any further guidance as to what is meant by "remuneration," it is not possible to determine how to compute remuneration in order even to determine who the top five persons would be.

In addition, the Proposal states that "severance contracts should be discontinued, as they are also a part of remuneration programs." This statement implies that such contracts would be included in the remuneration subject to the $500,000 annual limit. If so, how would such contracts be valued? Does the Proponent intend that existing agreements be terminated, or simply that no new agreements should be entered into? Furthermore, unlike the remainder of the Proposal, the statement "severance contracts *should* be discontinued" (emphasis added) appears to be precatory. Did the Proponent intend this to be precatory in contrast to the rest of the Proposal, which is clearly binding? The answers to these questions could raise a whole new set of objections to the Proposal. For example, if in fact the Proponent is making an advisory (as opposed to binding) proposal regarding the discontinuation of severance contracts (as the language on its face implies), this statement would constitute a distinct, second proposal in violation of Rule 14a-8(c). Furthermore, if the Proponent means to suggest that current severance agreements are to be unilaterally terminated by the Company, the Company may lack the power and authority to implement the Proposal, rendering the Proposal excludable under Rule 14a-8(i)(6). Such an interpretation may also cause the Company to violate the law, leading to grounds for exclusion pursuant to Rule 14a-8(i)(2). *See, e.g., NetCurrents, Inc.* (June 1, 2001) (proposal could be omitted because it may cause the company "to breach existing employment agreements or other contractual obligations"); *Sensar Corporation* (May 14, 2001) (proposal could be excluded because it may cause the company "to breach its existing contractual obligations"); *Whitman Corporation* (February 15, 2000) (proposal could be omitted because it may cause the company "to breach an existing contract").

The Proposal is very similar to the proposal considered by the Staff in *Eastman Kodak, supra*. In *Eastman Kodak*, a shareholder proposed that "the Top Salary be 'capped' at $1,000,000.00 to include bonus, perks, stock options, and that this be pro-rated each year." Like the instant case, the proposal did not provide any guidance with respect to how options were to be valued, how perks were to be defined, how deferred compensation was to be treated for purposes of the cap or how long-term incentive awards figured into the calculation. In that case, the Staff agreed that the proposal could be excluded under Rule 14a-8(i)(3) as vague and indefinite.

The ambiguities in the Proposal render it so vague and indefinite that the Company believes that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures are required by the Proposal. Therefore, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

b. The supporting statement is misleading because it is unrelated to the subject matter of the Proposal.

The Staff has also articulated that the exclusion of a supporting statement (or portions thereof) under Rule 14a-8(i)(3) may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B. Other than the first sentence following "REASONS", the supporting statement has nothing to do with executive compensation. Instead, the second, third and fourth paragraphs under "REASONS" constitute a discussion regarding voting standards for the election of directors, specifically the appearance of the word "Against" on proxy cards. These paragraphs are wholly irrelevant to the subject matter of the Proposal and, therefore, are misleading in violation of Rule 14a-9. The Staff has often permitted the exclusion of supporting statements in this context. For example, regarding a proposal very similar to the instant one (and, in fact, submitted by the same proponent), the Staff concurred that a supporting statement arguing in favor of voting "against" directors and which was wholly unrelated to the accompanying proposal regarding executive compensation could be omitted by virtue of Rule 14a-8(i)(3). *General Motors Corporation* (February 25, 2004).

The Staff has indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001). In light of the pervasive nature of the vague, indefinite and irrelevant statements that permeate the Proposal and the supporting statement, Entergy believes the entire Proposal may properly be excluded. In the alternative, the Proponent should be required to remove the misleading statements in the supporting statement noted above.

Conclusion

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Entergy's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (504) 576-2095.

Very truly yours,

Paul A. Castanon
Associate General Counsel

Attachments
cc: Robert D. Morse

CHI 3688709v.2

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 28, 2006

Office of The Secretary
Entergy Corporation
500 Clinton Center Drive
Clinton, MS 39056

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2007 Proxy Material I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can be expected to attend or be represented at the meeting by an alternate selection.

Encl.: Proposal and Reasons
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse
Robert D Morse

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Entergy Corporation stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners !

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Since December 25, 2003, Mrs. Morse returned from Deborah Hospital, Browns Mills, NJ. after receiving a stent implant.

My presence to take diabetes tests, look after medicines prescribed by 3 physicians, and to prepare MOST meals has been required. Therefore, since that time, I have been unavailable to attend shareholder meetings, as required by restrictive S.E.C. Rules Reasons for exceptions are not published after requesting copies: "Each judged on its merits"; "necessity to appear to answer any questions" is –unnecessary- as I am available for contact beforehand and most controlling votes are already tendered

Names of persons to act as alternates are not available, and those published whom are also presenting proposals have their own agenda, and rarely respond to requests to present mine.

"Plurality" voting is restrictive of shareowner's rights, and was only contrived for purpose of electing Directors submitted by Management, and one vote "for" constitutes a win for that person. Ford Motor and ExxonMobil have reverted to majority voting.

Application will still be made to approve printing if non-attendance and subjects claimed to be in error to disallow printing proposal. I will make needed adjustments.

Also applicable to my wife's, Mary's, proposals.

Sincerely,

Robert D. Morse

APPLAUSE

Not a part of the presentation.

Do you ever consider giving applause,
For an actor or speaker, because,
They may have pleased you for a cause ?
Try to be first to begin an accolade,
You might be considered one sharp blade !

WRONG WAY—DUMB WAY

"There's more than one way to skin a cat",
About "ways", I have three to do that.
Doing it right is relatively easy,
Doing it wrong is somewhat sleazy.
While doing the dumb way can be ducky,
If the end result is just plain lucky.

SOLICITOUS

Solicitous means "Concern for us",
Usually when we are hurt and fuss.
However, English words have another meaning,
My interpretation has that leaning.
If you say: "Solicitous in a way that's slurred,
"So listen to Us" can be inferred.

HOW OLD ?

Occasionally someone asks: "How old are you ?",
Not realizing it's not the thing to do.
My answer being: " I can't very well answer that",
"Since I'm not yet OLD !", in nothing flat.
My reply leaves them somewhat aghast,
As they learn once more to never ask !

TIMELYNESS

There is an old saying:
"Better late than never",
And I admit it is quite clever.
Opposite this is one time worn:
"Take the bull by the horn".
The second of these is one I apply,
Since I am a watchdog, on the sly.
Mother early on said: "Learn to move",
So I still enjoy being "In the groove"

Robert Dennis Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
January 15,. 2007

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Entergy Corporation Letter 1/5/2007
Re: request for deletion

Ladies & Gentlemen:

Counsel for Entergy Corporation is claiming my proposal violates Delaware Law, therefore I have rewritten it to comply by making it a "Request", and eliminating certain wording. Copy of my corrected Proposal enclosed for review and acceptance.

Merely stating on the one hand that I cannot make a demand Proposal and then stating I did not provide guidance, thereby making it "vague and misleading" are contradictory. We are not permitted to interfere in those decisions. If Management can introduce "remuneration" programs, they can also eliminate them, as requested, without "how to?' guidance by the Proponent.

Likewise, claiming not to know whom the top **paid** Management might be is ridiculous, We Shareowners are only furnished the names required in the Proxy presentation, and their remuneration. No other "higher paid" Management is known to us.

The hypothetical questions are unnecessary, as I am requesting that only salary be paid after the expiration of any existing contracts or programs With the proposed "salary only" remuneration program any fiscal calculations become unnecessary.

I am open to any further suggestions by the S.E.C. that may be needed to comply.

As an ongoing practice, counsel is again requesting consultation without including the Proponent, knowing it is a violation.

Incl: 6 copies to the S.E.C.
1 copy to Paul A. Castanon, C/o Entergy Corp.
copy of reworded Proposal for review.

Sincerely,

Robert D. Morse
Robert D. Morse.

YEAR 2007 PROXY PROPOSAL

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Entergy Corporation, stock, request remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., plus any severance contracts, are completed , also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style. There is little or no information provided in the Proxy showing actual accomplishments, only that certain levels have been achieved. These funds might better be applied to the shareowner's benefit. The savings in elimination of personnel needed to process all previous programs could be tremendous

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Entergy Corporation
Incoming letter dated January 5, 2007

The proposal requests that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks" applicable after existing programs have been completed and discontinuing severance programs.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Entergy with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Entergy may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe Entergy may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Derek Bartel Swanson
Attorney-Adviser

END